Contact

www.linkedin.com/in/austinarmstrong90 (LinkedIn)
austinarmstrong.ai/ (Personal)

Top Skills

Artificial Intelligence (AI)
Social Media
Video Editing

Languages

English

Certifications

Certified Content Marketing Specialist

Austin Armstrong

CEO Of Syllaby | Managing Partner of Bullhouse Ventures | Co-founder of AI Marketing World Conference | #1 Bestselling Author | International Speaker | 5+ Million Followers on Social Media

Durham, North Carolina, United States

Summary

Austin Armstrong is author of the book VIRALITY!, a keynote speaker, 2X 7-figure entrepreneur, host of the podcast BusinessTok, and CEO of Syllaby, an AI startup that helps content creators create, schedule, and publish videos in minutes. Austin is also co-founder of AI Marketing World, a premiere AI marketing conference. Austin has created and published over 12,000 videos across social media which has earned him billions of views and millions of followers across every social media platform. He loves sharing the strategies that have worked for him to empower you. https://austinarmstrong.ai/

Experience

AI Marketing World

Co-founder ➡# www.aimarketingworld.co
September 2026 - Present (1 month)
Dallas, TX

Here's what we've learned putting this event on. The entrepreneurs who are pulling ahead right now are not the tech people. They're the ones who know their industry inside and out and finally sat down and put their knowledge into a system.

Bullhouse

Co-Founder & Managing Partner
April 2026 - Present (6 months)
Durham, NC

We write $5K angel checks and lead deal-by-deal SPVs up to $100K. We make about 10 investments a year. We're often the first check in, but not the first bet, we invest after the product exists.

Our founders build next to us in person in Durham. Office space in Downtown Durham. Programming like founder dinners, GTM workshops, pitch practice,

investor office hours, tactical sessions led by operators. Not consultants. Not people who used to build things. People who are building right now.

We built Bullhouse because we believe the best support for founders comes from other founders.

Syllaby
Co-Founder and CEO
January 2023 - Present (3 years 9 months)
United States

Social media is hard, but you know you need it for your business. Syllaby helps you create a content strategy for social media in minutes.

Topics for YOUR Industry
We built Syllaby for you based on our repeatable process for crafting a content strategy that works across TikTok, Instagram Reels, YouTube Shorts, and Facebook Reels!

AI Script Generator
Stop stressing about what to say in your videos! Use our AI script writer to write viral scripts based on the topics that work in your industry!

Stay Consistent
Staying consistent is one of the hardest parts of content creation. With syllaby, our content calendar will hold you accountable to make sure you are posting!

AI Video Creation
Effortlessly create professional videos with AI: automated editing, scene transitions, text overlays, voiceovers, and stunning visual storytelling.

https://www.linkedin.com/redir/suspicious-page?url=https%3A%2F%2Fwww%2esyllaby%2eio

SocialtyPro
Co-Founder and CEO
May 2019 - Present (7 years 5 months)

We're a different digital marketing agency. We practice what we preach! Through SEO, social media marketing, and video marketing, we help you increase your website traffic and get more incoming business! Schedule a free consultation today: www.calendly.com/socialtypro/15min

Do you want to:
Get More Consistent Leads
Get More Admits
Help More People...

First, let's start with your goals. What do you want for your treatment center or personal brand? More admits? More brand visibility? Make a positive impact on the world?

Next, by quantifying your skillset, expertise, and services offered, we help you to create a comprehensive digital marketing strategy to help you generate leads where your target audience is actually hanging out online.

Social Media Platforms We Leverage:
✓TikTok Video Marketing
✓ YouTube Video Marketing
✓ LinkedIn Marketing
✓ Facebook Marketing
✓ Instagram Marketing
✓ Search Engine Optimization
✓ Pinterest Marketing
and more.

Who is your audience? Have you created a "buyer persona"? This helps us get a clear picture of who exactly you want to reach. If you're an addiction treatment center, do you want to target individuals who have good insurance, or parents who have children under 26 and are still on their insurance plans?

If you are a personal brand, who do you want to reach and why? Do you want to get more clients for your private practice, get more book sales, etc...?

Through this process, we have helped addiction treatment centers and personal brands like you generate:
Dozens of Daily leads and Phone Calls
Fill Your Beds With More Admits
Develop a Cult-Like Following on YouTube and Social Media
Drive Book and Product Sales
Make a Positive Life-Changing Impact

DIRECT MESSAGE ME or CALL (888)300-8210

To see how we can help you today!

www.SocialtyPro.com

Duke University

Lecturing Fellow (AI Entrepreneurship) at Duke University

January 2025 - June 2025 (6 months)

Durham, North Carolina, United States

Beginnings Treatment Centers

Marketing Project Manager

July 2016 - June 2020 (4 years)

Santa Ana, Ca

- Oversee marketing projects
- Video marketing and social media strategist
- Created and built social media accounts
- Created local listings
- Created and monitored advertising campaigns across Google, Facebook, Instagram, Youtube and LinkedIn
- Graphic design and creation of physical marketing materials
- Podcast co-host/creator
- Created and monitor email marketing campaigns

Elite Care, Inc.

Social Media Specialist

January 2015 - June 2020 (5 years 6 months)

Santa Ana, CA

TherapyCable, LLC

Project Manager & Video Marketing Specialist

March 2014 - December 2019 (5 years 10 months)

TherapyCable.com is an online platform, removing stigmas 1 video at a time. Users can watch hundreds of free educational videos and read blogs on topics like Addiction, Depression, Health & Nutrition and everything in between! We break down the stigma attached to therapy by providing this content anywhere you have internet access. Want to take your knowledge and understanding to the next level? No problem! Viewers can easily connect with the health care and mental health professionals in our videos through our resource and providers page!

- Business development and strategy
- Built Youtube platform to over 18,000 subscribers and counting and over 6 million organic views
- Project Management
- Run Bi-weekly digital marketing workshops for healthcare professionals
- Social media management and strategy
- Video production
- Video marketing strategy

Education

Orange Coast College

Associate's degree, Business, Management, Marketing, and Related Support Services · (2018)

Ocean County College

Computer Science · (2011 - 2012)